United States securities and exchange commission logo





                         February 18, 2021

       Kambiz Mahdi
       Chief Executive Officer
       Clean Energy Technologies, Inc.
       2990 Redhill Ave
       Costa Mesa, California 92626

                                                        Re: Clean Energy
Technologies, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed February 11,
2021
                                                            File No. 024-11085

       Dear Mr. Mahdi:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Asia
Timmons-Pierce at 202-551-3754 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing